Exhibit 14.0

CODE OF ETHICS

AND

CONFLICT OF INTEREST

POLICY

(DIMECO, INC. AND THE DIME BANK)

ADOPTED:

May 22, 2003

REVIEWED/REVISED:

DIMECO, INC. AND THE DIME BANK

CODE OF ETHICS AND CONFLICT OF INTEREST POLICY

INTRODUCTION

Dimeco, Inc. and The Dime Bank realize that reputation for integrity is perhaps our most valuable asset and is determined by the conduct of its Directors, Officers, and employees. Every member of these three groups must strive to avoid situations that may cause a conflict of interest between the Company and the Bank, our customers, the shareholders, or any group of us. The following is our official Policy, and all Directors, Officers, and staff are expected to adhere to this Policy. Any exceptions to this Policy will require approval of the Executive Vice President/Chief Executive Officer, who in turn will report same to the Board of Directors of the Holding Company and the Bank.

GUIDELINES

I. CONFIDENTIAL INFORMATION

1.	Confidential information acquired through the course of employment about the Company, the Bank, its customers, and other affiliates is to be used solely for banking purposes, and not as a basis for furthering a private interest, a means of making a profit, or any other reason.

2.	A staff member may not disclose confidential information about any customer to another customer or to any other outside party, except when subject to a proper and lawful subpoena. Disclosure of information to other Bank employees should be kept to a minimum, on a need-to-know basis.

3.	Although already addressed in the Bank’s Personnel Policy Manual, it is re-emphasized that violation of this confidentiality requirement may result in termination of employment.

II. CONFLICT OF INTEREST

1.	A Director, Officer, or employee shall not represent the Company or the Bank in any transaction where he or she has any material connection or substantial financial interest. Specifically, a material connection includes the involvement of any family member. By extension, close personal friends also provide the potential of a similar conflict of interest. This Policy includes, but is not limited to, approval of bank overdrafts, authorizing or accepting checks on uncollected funds, waiving of bank charges, late charges, or other normal fees. It also includes making loans, waiving financial statements, or any similar type of activity.

2.	A Bank Officer or employee may not accept directorship of another corporation without approval of the Executive Vice President/Chief Executive Officer. The President and Executive Vice President/Chief Executive Officer may not accept a directorship of another corporation without approval of the Board of Directors. Charitable and nonprofit organizations are exceptions to this general Policy.

III. GIFTS, FEES, LEGACIES, AND LOANS

The Crime Control Act of 1984 and the Bank Bribery Amendments Act of 1985 make it a felony for a bank (or bank holding company) employee to accept gifts in exchange for favorable treatment in a bank transaction.

1.	A Director, Officer, or employee may not accept a loan from a bank customer or supplier. This prohibition does not apply to loans from banks or other financial institutions on customary terms to refinance proper credit needs such as home mortgage and consumer credit loans. All Officers must report within ten days to the Board of Directors, any borrowings from other banks.

2.	A Director, Officer, or employee may not receive anything of value for making a loan.

3.	A Director, Officer, or employee may not accept a fee for performance of any act that the Company and/or the Bank could have performed.

4.	It is improper to accept a gift from a customer, supplier, or from any other person or business seeking a business or supplier relationship with the Company and/or the Bank. This prohibition does not apply to:

•	Gifts from obvious family, or personal relationships.

•	Meals, refreshments, entertainment, or accommodations of reasonable value in the course of a meeting or occasion held for business discussions or to foster better business relationships, provided that the expense would otherwise be paid by the Company and/or the Bank as a reasonable business expense.

•	Awards by civic or charitable organizations.

•	Prizes won at affairs of recognized organizations, such as Chamber of Commerce, civic or charitable organizations, or industry clubs/groups.

•	Advertising or promotional materials of nominal value. *

•	Gifts of nominal value * on special occasions, such as wedding, Christmas, or holiday.

*	Nominal value is a value that would be within the ability for the Director, Officer, or employee to reciprocate on a personal basis or with legitimate claim for reimbursement as a business expense under similar circumstances.

5.	A Loan Officer or Originator will not sell anything to a customer at a value in excess of its worth, nor will he or she purchase anything from a customer at a value below its worth.

6.	A Loan Officer, or Originator, or Retail Office Manager will refuse any legacy or bequest. They will also refuse to serve personally as Executor, Trustee, or Guardian of an Estate or Trust of a bank customer, except where the customer is a close relative of the Officer.

7.	A Director, Officer, or employee may not do indirectly what he or she is prohibited from doing directly, to include but not limited to arranging to have a member of his or her family accept a gift from a customer.

8.	A Director, Officer, or employee of the Bank should decline any gift where there would be even the slightest implication of influence on future business dealings.

IV. PERSONAL INVESTMENTS

1.	It is improper for a Bank Officer to invest in a bank customer’s business unless the ownership interest is acquired through an organized exchange, and the bank has no access to confidential information.

2.	It is improper for a Bank Officer or employee to subscribe to new issues of stock in a bank customer’s business.

3.	Major exchanges require that members avoid handling speculative accounts of bank-employed persons without written consent of the employer. Speculative investments such as margin buying, short accounts, puts, calls, or combinations are discouraged.

4.	No Bank employee will invest in a customer’s business or enable others to do so as a result of material inside information.

5.	There are no restrictions placed on investing in U.S. government securities, municipal bonds, or mutual funds

V. OUTSIDE ACTIVITIES

Officers: Acceptance of outside employment and participation in the affairs of outside organizations must first be reported to the Executive Vice President/Chief Executive Officer. Approval for such activities will normally be granted unless such employment is not consistent with the best interests of the Company and/or the Bank. Specific types of outside activities that raise conflict-of-interest questions include:

1.	Employment by a company that is competitive with the Bank.

2.	Preparation of an audit of statements to be presented to the Bank to secure a loan.

3.	Publication of books or articles for a fee.

4.	Rendering investment counsel based on information, reports, or analyses prepared for, or by, the Company and/or the Bank.

5.	Use of bank equipment, supplies, or facilities.

6.	Performing a service that the Bank itself could perform.

Staff: Supplemental employment may be undertaken by staff employees (employees who are not Officers) provided it is first disclosed to an appropriate supervising Officer and does not interfere with their work for The Dime Bank. The staff employee may not, however, be employed by another financial institution.

VI. PERSONAL FINANCES AND BORROWING

1.	A Director, Officer, or employee should maintain a sound personal financial condition. Failure to do so may create a distraction and may lead to a compromise of the Code of Ethics. Personal finances, if handled improperly, can undermine your impartiality, credibility, and judgment.

2.	In addition, all Directors and Executive Officers are required to follow the “Loans to Insiders Policy” for the reporting of borrowings.

VIII.	EMBEZZLEMENT, THEFT, MISAPPLICATION OF FUNDS, FRAUDULENT TRANSACTIONS

1.	Misapplication or improper use of corporate or banking funds or property, or false entry to records by employees or others will be, in accordance with banking regulations, reported to federal authorities for investigation, possible prosecution, and potential imprisonment, if convicted.

2.	An Officer or employee who knows or suspects that false or misleading entries have been made in the records of the Company and/or the Bank, or that entries have not been made in such records which should have been made, must advise his or her Supervisor.

3.	Directors, Officers, and employees must be careful to ensure the Bank’s name is not used in connection with any fraudulent, unethical, dishonest, or unauthorized transactions. The Bank’s name may not be used to enhance any outside relationships or personal transactions, or to imply, without proper authorization, the Bank’s sponsorship or support of outside interests.

4.	If, in conducting business for the Bank, an Officer or employee becomes aware of any illegal conduct on the part of any person, the Officer or employee is expected to inform his or her Supervisor.

5.	Dimeco, Inc. will institute and maintain a Disclosure Policy and Committee as a means to not only comply with applicable law, but also to facilitate the identification and/or disclosure of any improprieties.

IX. INSIDER TRADING

It is both a requirement of the law and Bank Policy that no employee may use “material non-public information” in connection with any decision to purchase or sell, or to recommend the purchase or sale of any security, whether on behalf of the Bank or for his or her own account, or pass along such information to anyone who so uses it.

X. POLITICAL ACTIVITY AND CONTRIBUTIONS

Directors, Officers, and employees are encouraged to support the political party and candidates of their choice. Directors, Officers, and employees must not, however, make gifts or contributions in the name of the Company and/or the Bank to any political committee, candidate, or party.

XI. CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER RESPONSIBILITIES

1.	The Chief Executive Officer and the Chief Financial Officer are the two Executive Officers that are charged with the ultimate responsibility for the overall operation of the Company and the Bank, and the accounting and reporting of same.

2.	It is the intention of the Board of Directors, through these two Executive Officers, to fully comply with all applicable rules, regulations, and laws, and to disclose and report all in a manner that is true, correct, complete, honest, open, direct, and specific.

3.	The Chief Executive Officer and the Chief Financial Officer will follow all disclosure and reporting requirements, including but not limited to those promulgated by the SEC, the Sarbanes-Oxley Act, the Federal Reserve System, FDIC, and the Pennsylvania Department of Banking.

4.	The Chief Executive Officer and the Chief Financial Officer will carry out the provisions and processes of the Disclosure Policy and the Disclosure Committee.

5.	The Chief Executive Officer and the Chief Financial Officer will immediately report any known or substantially suspected irregularities to the Chairperson of the Audit Committee.

6.	The Chief Executive Officer and the Chief Financial Officer will not impede or interfere with any report given by any member of the Disclosure Committee.

7.	Willful violation of this or any other part of this Code of Ethics and Conflict of Interest Policy by the Chief Executive Officer and/or the Chief Financial Officer may be grounds for dismissal and/or such other actions as may be permissible and/or required by law.

XII. CONCLUSION

This Code of Ethics is meant to guide each Director, Officer, and employee in dealing with certain business decisions so as not to bring discredit to Dimeco, Inc., The Dime Bank, or themselves. It cannot cover all situations; uncertainties are bound to occur. The best approach to take when in doubt is to request a determination from a Supervisor, Senior Officer, the Human Resources Director, or the Executive Vice President/Chief Executive Officer.

Subject to applicable law, a Director, Officer, or employee who compromises or violates the law or the ethical standards contained in this code may be subject to dismissal and/or such other action as may be permissible or required under the law.

XIII. ACKNOWLEDGEMENT

This Code of Ethics is given to all new employees and an acknowledgement form is signed by them.

All Directors and Officers are required to review this Code annually and to complete and sign a statement acknowledging the Code and provide all required disclosure information.

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